82-51

02 JUN -7 AM 11:29

02034741

TransCanada
In business to deliver™
TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7675
fax 403.920.2467
email elizabeth_mcnamara@transcanada.com
web www.transcanada.com

June 3, 2002

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada PipeLines Limited

Please find enclosed a copy of a news release which was issued by TransCanada PipeLines Limited on the Canada News Wire Network on June 3, 2002. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Elizabeth McNamara
Paralegal
/emc
Enclosures

dw 6/11

TransCanada
In business to deliver™

NewsRelease

TransCanada Comments on California Power Issues

CALGARY, Alberta – June 3, 2002– (TSX; TRP) (NYSE; TRP) – TransCanada PipeLines Limited today commented on its position regarding some of the recent California power issues.

"We are disappointed that attempts to resolve issues regarding California's energy industry in 2000-2001 continue to target organizations that did not contribute to the state's energy problems," said Hal Kvisle, TransCanada's chief executive officer. "TransCanada continues to be scrutinized as part of a large group consisting of dozens to hundreds of U.S. and Canadian organizations. We will continue to provide full disclosure to our stakeholders and continue to conduct all our business practices legally and in a highly ethical manner."

The following summarizes some of the recent California power issues:

FERC Request Regarding Energy Trading Strategies/Activities in California in 2000-2001

TransCanada was one of approximately 150 organizations recently questioned by the Federal Energy Regulatory Commission (FERC) regarding energy trading strategies/activities in the U.S. portion of the Western Systems Co-ordinating Council (WSCC) for the period 2000-2001. The WSCC's area includes California. "Not only did TransCanada fully cooperate with the FERC's request, but on May 22, we categorically stated under oath that we did not participate in any of the strategies in question," said Mr. Kvisle.

FERC Request on "Wash", "Roundtrip" or "Sell/buyback" Energy Trades in 2000-2001

On May 31, 2002, TransCanada filed its response to the Federal Energy Regulatory Commission (FERC) under oath stating that the company did not conduct any energy trading strategies/activities termed "wash", "roundtrip" or "sell/buyback" in the WSCC.

TransCanada's May 22 and May 31, 2002 responses to the FERC regarding energy trading strategies in 2000-2001 are posted on TransCanada's web site at www.transcanada.com.

California State Attorney-General Allegations

The California Attorney-General's Office has filed a suit with the State superior court alleging TransCanada sold wholesale electricity in 2000 and 2001 into California markets at illegal rates. The complaint further alleges TransCanada failed to file the rates it charged with the FERC as required by the Federal Power Act. The California Attorney-General's Office filed apparently-identical suits against many other U.S. and Canadian companies. To date, TransCanada has not been served with the suit, nor has the suit quantified damages to be claimed from the company. If TransCanada is served with the suit it will vigorously defend its position.

"The California Attorney-General's Office's allegations against the company are completely without foundation," said Hal Kvisle. "On numerous occasions, we directly informed the California Attorney-General's Office that their allegations did not relate to TransCanada. We also made those facts available in public forums, such as filings with the FERC."

The following list summarizes the allegations of the suit and the corresponding facts:

Allegation --The statement alleges TransCanada operated in all California markets, including day-ahead, hour-ahead, real time, and ancillary services, and that it engaged in thousands of electricity transactions in those markets since 1998.
Fact -- TransCanada did not conduct energy transactions in California markets in that period. In fact, one reason TransCanada did not conduct energy transactions was that at the time, the company was not recognized by the California Power Exchange or the California Independent System Operator to conduct energy transactions within the state.

Allegation -- The statement alleges TransCanada charged illegal rates on thousands of occasions resulting in hundreds of millions of dollars profit.
Fact -- TransCanada conducted approximately 175 transactions with the California Department of Water Resources (CDWR) at the California/Oregon border. The total value of the sales to CDWR was approximately US$44 million. This amount represents only approximately 0.16 per cent of the total US$27 billion alleged by the State to have been spent on power in 2000-2001. The CDWR was responsible for buying activities for the State. TransCanada's power sales to the CDWR were to supply power to meet the needs of California citizens at market prevailing prices and were in response to bids issued by the CDWR.

Allegation -- The statement alleges that in 2000-2001 TransCanada failed to file power rates with the FERC on a timely basis.
Fact – TransCanada's power rate filings were timely as required by FERC regulations. The FERC has confirmed the validity of the framework for filing power rates on many recent occasions.

In conclusion, Mr. Kvisle said, "TransCanada has always and will continue to conduct its business in strict accordance with all applicable rules, regulations, laws and ethical business practices."

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:
Glenn Herchak / Kurt Kadatz
(403) 920-7859

Analyst Inquiries:
David Moneta
(403) 920-7917